SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

Akamai Technologies, Inc.

(Name of Subject Company (Issuer))

Akamai Technologies, Inc.

(Name of Filing Person (Offeror))

5 1/2% Convertible Subordinated Notes due 2007

(Title of Class of Securities)

00971T AA 9
00971T AB 7
00971T AC 5

(CUSIP Number of Class of Securities)

With copies to:
Melanie Haratunian, Esq.	Susan W. Murley, Esq.
Vice President and General Counsel	Stuart R. Nayman, Esq.
Akamai Technologies, Inc.	Hale and Dorr LLP
8 Cambridge Center	60 State Street
Cambridge, Massachusetts 02142	Boston, Massachusetts 02109
(617) 444-3000	Telephone: (617) 526-6000
Telecopy: (617) 526-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Person)

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,956.66.       Filing party: Akamai Technologies, Inc.

Form or Registration No.: Schedule TO-I. Date filed: February 10, 2004, as amended February 19, 2004 and March 10, 2004.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☑

INTRODUCTORY STATEMENT TO AMENDMENT NO. 3

     This Amendment No. 3, the final amendment in connection herewith, amends and supplements the Tender Offer Statement on Schedule TO filed by Akamai Technologies, Inc., a Delaware corporation (“Akamai”), with the Securities and Exchange Commission on February 10, 2004, as amended and supplemented on each of February 19, 2004 and March 10, 2004 (the “Schedule TO”), relating to an offer (the “Offer”) to purchase for cash, on terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2004 (as amended and supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as amended and supplemented, the “Letter of Transmittal”), up to $101,000,000 in aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”). Copies of the Offer to Purchase, the Letter of Transmittal, the Supplement to the Offer to Purchase and the Amended and Restated Letter of Transmittal were previously filed as exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(vii) and (a)(1)(viii), respectively, to the Schedule TO. The Offer expired at 9:00 a.m., Eastern time, on March 24, 2004.

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in Item 4(a) is hereby amended and supplemented by adding the following:

     “The Offer expired at 9:00 a.m., Eastern time, on Wednesday, March 24, 2004. Akamai has accepted for purchase $39,873,000 in aggregate principal amount of the Notes, which constituted all of the Notes validly tendered and not withdrawn, including $4,005,000 in principal amount of Notes subject to satisfactory delivery of Notes tendered by notice of guaranteed delivery, at a purchase price of $1,012.50 per $1,000 of principal amount of the Notes. The purchase price applies to all of the Notes accepted for payment pursuant to the Offer.

     On March 24, 2004 Akamai issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.” The press release, which was based on preliminary information about the aggregate principal amount of Notes tendered, overstated by $5,000 the aggregate principal amount of Notes tendered.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in Item 11(b) is hereby amended and supplemented by incorporating by reference the information contained in Item 4 above.

ITEM 12. EXHIBITS.

     The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(iii) the following:

     “(a)(5)(iii) Press Release Regarding Results of the Offer dated March 24, 2004.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AKAMAI TECHNOLOGIES, INC.
By:	/s/ Robert Cobuzzi
Robert Cobuzzi
Chief Financial Officer

Date: March 24, 2004

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated February 10, 2004.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients dated February 10, 2004.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 10, 2004.*

(a)(1)(vi)	Guidelines to Form W-9.*

(a)(1)(vii)	Supplement to the Offer to Purchase dated March 10, 2004.*

(a)(1)(viii)	Form of Amended and Restated Letter of Transmittal.*

(a)(5)(i)	Press Release Regarding Offer dated February 10, 2004.*

(a)(5)(ii)	Press Release Regarding Offer dated March 10, 2004*

(a)(5)(iii)	Press Release Regarding Results of the Offer dated March 24, 2004.

(d)(1)	Indenture, dated June 20, 2000, by and between Akamai Technologies, Inc. and U.S. Bank National Association successor to State Street Bank and Trust Company (previously filed as Exhibit 99.4 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

(d)(2)	5 1/2% Convertible Subordinated Notes due 2007 Registration Rights Agreement, dated June 20, 2000, by and among Akamai Technologies, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC (previously filed as Exhibit 99.5 to the Akamai Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000, and incorporated herein by reference).

*	Previously filed